UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Entry in Material Definitive Agreement and Creation of a Direct Financial Obligation

On June 30, 2009, Bayannaoer Feishang Copper Company Limited (“Feishang Copper”), an indirect 60%-owned subsidiary of China Natural Resources Inc. (“China Natural Resources” or the “Company”) based in the People’s Republic of China, entered into a series of agreements relating to a RMB250 million (approximately US$36.59 million) bank loan (the “Loan” or “Bank Loan”) from The People’s Bank of China, Shenzhen Branch (the “Bank”). Feishang Copper is principally engaged in the smelting and refining of blister/ anode copper and sulfuric acid for distribution in the PRC. The purpose of the Bank Loan is to finance the operation of Feishang Copper.

The principal amount of the Bank Loan is to be repaid in installments, each in the amount of RMB50 million (approximately US$7.32 million), commencing on October 1, 2010 and terminating on July 1, 2013, when the then outstanding principal amount of the Bank Loan is due and payable. Interest on the Bank Loan is payable quarterly, commencing September 21, 2009, at the base lending rate of The People’s Bank of China from time-to-time in effect (currently 5.76% per annum), subject to increase to 50% above the official base 3 to 5 year lending rate of The People’s Bank of China in the event of a default on the Loan.

In accordance with the loan agreements, the Bank Loan is to be made to Feishang Copper through Shenzhen Feishang Enterprise Co Ltd (“Shenzhen Feishang”), a company controlled by Mr. Li Feilie, who also serves as the Chairman and Chief Executive Officer of China Natural Resources and the sole beneficial owner of Feishang Group Limited, the principal shareholder of China Natural Resources. The loan is being made directly to Shenzhen Feishang in order to meet the bank’s internal lending policies. Under the loan agreements, Shenzhen Feishang is obligated to remit the loan proceeds to Feishang Copper, for its use.

The Bank Loan is secured by all of the land, building and plant and machinery of Feishang Copper. In addition, repayment of the Loan has been guaranteed by Mr. Li Feilie, Feishang Copper and by Anhui Wuhu Port Storage and Transportation Co Ltd, a related party through common control by Mr. Li Feilie. There are no agreements to compensate Shenzhen Feishang for its serving as the primary borrower under the Bank Loan, or to Wuhu Port or Mr. Li Feilie for their guarantees of the Loan.

In addition to the bank loan agreement, asset pledge agreement and personal guarantee agreements, the Bank Loan is evidenced by:

•

An escrow agreement between the Bank, Feishang Copper and Shenzhen Feishang – which will be used to facilitate disbursement of the Loan proceeds to Feishang Copper, monitor the use of the Loan proceeds for its designated purpose, and repayment of the Loan by Feishang Copper to the Bank through Shenzhen Feishang;

•

A supplemental agreement between Feishang Copper and Shenzhen Feishang describing, among other things, the relationship between the parties and describing the manner in which (a) the Loan proceeds are to be received by Shenzhen Feishang and disbursed to Feishang Copper, and (b) the Loan and the corresponding interest is to be repaid by Feishang Copper on a back-to-back basis and remitted by Shenzhen Feishang to the Bank; and

•

An undertaking from Feishang Copper not to distribute any dividends prior to full repayment of the Loan.

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00=RMB6.8319 quoted by The People’s Bank of China as at June 30, 2009. The RMB is not freely convertible into foreign currencies and no representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or at all.

This report includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal and coal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.

On July 7, 2009, the Company disseminated a press relating to the foregoing. A copy of the press release furnished herewith shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the registrant’s, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

99.1

Press Release dated July 7, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: July 7, 2009	By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer